SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

1934 Act Registration No. 1-14700

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Science-Based Industrial Park,

Hsin-Chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

Date: July 24, 2003	By	/s/ HARVEY CHANG

Harvey Chang Senior Vice President & Chief Financial Officer

TSMC 2003 Second Quarter Report

Science-Based Industrial Park, Hsinchu, Taiwan, July 24, 2003—Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) (TSMC) today announced that its net sales for the 2003 second quarter reached NT$49,922 million, while net income totaled NT$11,730 million. Earnings per share were NT$0.58 based on the current 20,221,270 thousand weighted average outstanding shares.

For the six months ended June 30, 2003, the Company’s net sales were NT$89,247 million, while net income reached NT$16,088 million. Earnings per share for the first six months of 2003 were NT$0.79 based on the current 20,221,270 thousand weighted average outstanding shares.

TSMC’s 2003 second quarter net sales and net income were at their highest levels in two-and-a-half years. On a sequential basis, 2003 second quarter net sales grew 26.9 percent; net income substantially increased to NT$11,730 million, representing a 169.2 percent growth. Earnings per share for the second quarter of 2003 were NT$0.58, representing a 174.7 percent growth over 2003 first quarter.

Compared to the same period for last year, TSMC 2003 second quarter net sales grew 13.0 percent, net income increased 26.0 percent, and earnings per share grew 26.8 percent.

TSMC spokesperson and senior vice president Mr. Harvey Chang noted that, “Due to growth in customer demand, TSMC’s 2003 second quarter wafer shipments continued to increase, reaching 887,000 eight-inch-equivalent wafers, for a 28 percent increase over last quarter. On a sequential basis, average selling price (ASP) increased four percent due to improving product mix. However, non-wafer-manufacturing sales for the second quarter decreased slightly compared to last quarter. As a result, total net sales for the second quarter of 2003 grew 26.9 percent sequentially.”

Mr. Chang added that, “Revenues from TSMC’s advanced process technologies, including 0.18-micron and below process technologies accounted for 62 percent of total wafer sales in the second quarter of 2003. The 0.13-micron process technology alone accounted for 17 percent of the total sales. In addition, the average utilization rate for the second quarter of 2003 increased to 88 percent from 69 percent for the first quarter of 2003. As a result, gross margin for the second quarter of 2003 improved to 36.8 percent from 26.4 percent in the previous quarter. We expect this fine performance will extend into the coming quarter.”

# # #

~Continued~

Table 1: TSMC’s 2003 second quarter results

(Unit: NT$million, except for EPS)

	2Q’03 Amount*		2Q’02 Amount		YoY Change %	1Q’03 Amount		QoQ Change %
Net sales	49,922		44,182		13.0%	39,325		26.9%
Gross profit	18,351		16,423		11.7%	10,386		76.7%
Income from operations	13,340		11,976		11.4%	6,195		115.3%
Income before tax	12,572		10,986		14.4%	4,180		200.8%
Net income	11,730		9,310		26.0%	4,358		169.2%

EPS(NT$)	0.58	**	0.45	***	26.8%	0.21	****	174.7%

* 2003 second quarter figures have not been approved by Board of Directors

** Based on 20,221,270 thousand weighted average outstanding shares

*** Based on 20,220,853 thousand weighted average outstanding shares

****Based on20,221,258 thousand weighted average outstanding share

TSMC Spokesperson:

Mr. Harvey Chang

Senior Vice President

Tel: 886-3-563-6688 Ext. 2075

For further information, please contact:

Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-666-5028 Tel: 886-3-666-5028 886-928-882-607(Mobile) Fax: 886-3-567-0121 E-mail: jhtzeng@tsmc.com.tw	Mr. Jesse Chou Public Affairs Manager, TSMC Tel: 886-3-666-5029 (O) 886-932-113-258(Mobile) Fax: 03-5670121 E-Mail:jhchoua@tsmc.com.tw	Ms. Shan-Shan Guo PR Manager, TSMC Tel: 886-3-666-5033(O) 886-939-059-246(Mobile) Fax: 03-5670121 Email: ssguo@tsmc.com.tw

Taiwan Semiconductor Reports 175% Increase in

Sequential EPS Driven by 27% Higher Revenue

Hsin-Chu, Taiwan, R.O.C., July 24, 2003 — Taiwan Semiconductor Manufacturing Company, Ltd. today announced revenues of NT$49.922 billion, net income of NT$11.730 billion and fully diluted earnings per share of NT$0.58 (US$0.08 per ADS unit) for the second quarter ended June 30, 2003.

On a sequential basis, second quarter results represent a 27% increase in revenue, a 169% increase in net income and a 175% increase in fully diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.

Second quarter revenue benefited from stronger wafer sales, as wafer shipments increased 28%, and wafer ASP (Average Selling Price) increased 4%. Gross Margin for the quarter improved significantly to 36.8% from 26.4% in the previous quarter due to higher utilization levels. Net Margin for the quarter surged to 23.5% from 11.1% as the revenue growth rate outpaced that of operating expenditures. Non-operating items also demonstrated significant improvement.

Harvey Chang, senior vice president and chief financial officer, said the Company’s key financial indicators – cash flow, liquidity, and debt coverage remained healthy.

“Second quarter results of NT$11.7 billion in net income marks TSMC’s highest net income since the industry’s recession in 2001.” said Chang. “For two consecutive fiscal quarters TSMC has gained solid improvements in its operating results. We expect the performance of the coming quarter will be at least in line with that of the second quarter.” Chang also confirmed that key industry drivers such as outsourcing, capital efficiency requirements, and the increased complexity of advanced integrated circuits continue to strongly favor the foundry segment in general and TSMC in particular.”

Chang said that, based upon the current business outlook, management’s expectations for the third quarter performance are:

•	Wafer shipments to grow by a mid to high single digit percentage point on a sequential basis;

•	ASP to hold firm with potential to improve sequentially;

•	Revenues from advanced-process technologies to account for about two-thirds of total wafer sales;

•	Both overall utilization rate, including WaferTech and SSMC, and utilization rate at TSMC fabs will be higher than 90 percent;

•	Demand should improve in consumer and communications, and decline in computers.

Chang said management also expected 2003 capital expenditure to be near the mid point of the US$1.0 billion to US$1.5 billion range.

Conference Call & Webcast Notice:

TSMC’s quarterly review conference call will be held at 8 A.M. Eastern Time (8 P.M. Taiwan Time) on Thursday, July 24, 2003. The conference call will also be Webcast live on the Internet. Investors wishing to access the live Webcast should visit TSMC’s Web site at http://www.tsmc.com at least 15 minutes prior to the broadcast. Instructions will be provided on the Website to facilitate the downloading and installation of necessary audio applications. Investors without Internet access may listen to the conference call by dialing 1-303-262-2211 in the U.S. and 852-3009-3050 in other locations (Security Code: TSMC). An archived version of the Webcast will be available on the TSMC Web site for six months following the Company’s quarterly review conference call and Webcast.

Profile

TSMC (TAIEX: 2330, NYSE: TSM)is the world’s largest dedicated semiconductor foundry, providing the industry’s leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates one twelve-inch wafer fab, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at a wholly owned U.S. subsidiary (WaferTech) and two joint-venture fabs (Vanguard and SSMC). TSMC’s 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC’s corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

Safe Harbor Notice:

The statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC’s current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC’s foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC’s ability to remain a technological leader in the semiconductor industry; TSMC’s ability to manage its capacity; TSMC’s ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC’s actual results to differ materially from TSMC’s forward-looking statements may be found in TSMC’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on June 23, 2003, and such other documents as the Company may file with, or submit to, the SEC from time to time.

CONTACT IN TAIWAN

Julie Chan / Eric Chiang/ Elizabeth Sun

Investor Relations Division

TSMC

invest@tsmc.com

886-3-568- 2080/ 2087/ 2085

Corporate Headquarters:

Taiwan Semiconductor Manufacturing Company, Ltd.

Fab 12

No. 8, Lin Hsin Road 6,

Science-Based Industrial Park,

Hsin-Chu 300,

Taiwan, R. O. C.

Tel: 886/3/563-6688

http://www.tsmc.com

(Management Review and Tables Follow)

FOR IMMEDIATE RELEASE

2Q03 Quarterly Management Report July 24, 2003

CONTACT IN TAIWAN

Julie Chan / Eric Chiang/ Elizabeth Sun

Investor Relations Division

TSMC

invest@tsmc.com

886-3-568-2080/ 2087/ 2085

Topics in This Report

•	Revenue Analysis

•	Utilization & Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements

Operating Results Review:

Summary:

(Amount in NT$ Bn except for EPS)	2Q03	1Q03	2Q02	QoQ	YoY
EPS (NT$ per com. shr.)	0.58	0.21	0.45	175%	27%
(US$ per ADR unit)	0.08	0.03	0.07

Net Sales	49.92	39.33	44.18	27%	13%
Gross Profit	18.35	10.39	16.42	77%	12%
Operating Expense	(5.01)	(4.19)	(4.45)	20%	13%
Non-op Exp. & Investment	(0.77)	(2.02)	(0.99)	-62%	-22%
Net Income	11.73	4.36	9.31	169%	26%

Wafers Shipped (kpcs 8”-equiv.)	887	694	719	28%	23%
Capacity Utilization	88%	69%	88%

Remarks:

TSMC today announced the results for its second quarter 2003.

EPS of NT$0.58 represents a 175% increase compared with 1Q03. The operating results of 2Q03 are summarized below:

Net sales grew 27% sequentially to NT$49.9 billion; resulting largely from higher wafer sales, as wafer shipments grew 28%, and wafer ASP increased 4%.

Gross profit rose 77% sequentially to NT$18.4 billion. Revenue growth outpaced COGS’ increase and gross margin improved to 36.8% from 26.4% in 1Q03.

Operating expenses of NT$5.0 billion increased 20% sequentially. Higher selling and administrative overhead (NT$1.9 billion versus NT$1.7 billion in 1Q03) was due to a more active business environment. Higher research and development expenditures (NT$3.1 billion versus NT$2.5 billion in 1Q03) reflect ongoing developments in leading edge technologies.

Net losses from non-operating items and investments amounted to NT$0.8 billion. This represents a 62% improvement on a sequential basis, mainly reflecting improved operating performance by subsidiary/affiliates and a capital gain from the disposal of equities from venture capital investments. Offsetting this was a one-time write-off of idle assets during the quarter in the amount of NT$1.2 billion.

Income Before Tax rose 201% sequentially to NT$12.6 billion. After NT$842 million tax expense, TSMC’s 2Q03 net income increased 169% to NT$11.7 billion while net margin improved to 23.5%.

Taiwan Semiconductor Manufacturing Company, Ltd.

July 24, 2003

I. REVENUE ANALYSIS

I-1. Wafer Sales Analysis

By Application	2Q03	1Q03	2Q02
Computer	43%	41%	45%
Communication	34%	38%	26%
Consumer	16%	13%	23%
Industrial/Others	5%	6%	3%
Memory	2%	2%	3%

By Technology	2Q03	1Q03	2Q02
0.13um-	17%	11%	1%
0.15um	21%	21%	29%
0.18um	24%	21%	22%
0.25um	20%	24%	23%
0.35um	9%	12%	14%
0.50um+	9%	11%	11%

By Customer Type	2Q03	1Q03	2Q02
Fabless	73%	68%	73%
IDM	26%	32%	26%
System	1%	—	1%

By Geography	2Q03	1Q03	2Q02
North America	77%	76%	79%
Asia Pacific	12%	13%	12%
Europe	4%	5%	3%
Japan	7%	6%	6%

Revenue Analysis:

Net sales of NT$49.9 billion was 27% higher than the NT$39.3 billion recorded in 1Q03. The increase was attributable to higher wafer sales, partially offset by the following two factors: (i) sales growth from mask and circuit probe testing was lower than that of wafer sales; and (ii) 2Q03 sales return provision was much higher than that of 1Q03 due to a one-time reversal of sales return provision made in the first quarter. These factors fully accounted for the differences between the growth rate of net sales and that of wafer sales.

The growth in TSMC wafer sales was due to a 28% increase in wafer shipments and a 4% improvement in ASP. Consumer and Computer applications were the principal revenue drivers in the quarter. The demand for Communication applications continued to grow sequentially, albeit at a slower rate compared to the other application segments.

Revenue from advanced technology wafers amounted to 62% of the Company’s wafer sales. Of greater significance, revenue from the 0.13um technology process surged to 17% of TSMC’s wafer sales this quarter, up from 11% in 1Q03.

Revenue from the Fabless segment increased to 73% of wafer sales reflecting strong demand from Fabless customers in the Computer and Consumer segments. Business momentum in the Communication segment was less robust in comparison. As a result, revenue contribution from the IDM segment decreased to 26% of total wafer sales from 32% in 1Q03.

In terms of geography, the revenue mix was little changed from the previous quarter.

Revenue contributed by TSMC subsidiary/affiliates amounted to 12% (NT$5.973 billion) of net sales during the quarter versus 11% (NT$4.207 billion) in 1Q03.

ASP Trend

Average selling price in U.S. dollars was 4% higher than the previous quarter due to better product mix.

Taiwan Semiconductor Manufacturing Company, Ltd.
July 24, 2003	Page 3

II. Utilization & Capacity

Utilization Rate:

Overall capacity utilization, including TSMC’s own fabs, WaferTech, and SSMC, improved to 88% in the latest quarter from 69% in the first quarter. This increase reflected the sequential business improvement experienced in the 2nd quarter.

The utilization rate at TSMC’s own fabs was 90% versus 70% in the first quarter.

The average utilization rate of WaferTech and SSMC was 75% in the latest quarter, versus 61% in 1Q03.

II-2. Capacity

FAB / (Wafer Size)	2Q03 (est.)	2Q03 (act.)	3Q03 (est.)

Fab-2 (6”)*	212	216	223

Fab-3 (8”)	202	202	203

Fab-5 (8”)	106	106	111

Fab-6 (8”)	170	170	172

Fab-7 (8”)	64	58	44

Fab-8 (8”)	170	170	178

Fab-12 (12”)*	22	22	28

TSMC-owned 8”-equivalent Kpcs	881	877	896

Wafer Tech (8”)	88	88	89

VIS** (8”)	85	n.a.	n.a.

SSMC (8”)	24	25	27

Total TSMC-Managed 8”-equivalent Kpcs	1,078	990	1,012

*	6”-wafer is converted into 8”-equivalent wafer by divided by 1.78; 12”-wafer by multiplying 2.25
**	TSMC is not obligated to engage any of VIS’ capacity

Capacity:

Total TSMC managed capacity in 2Q03 was 990k, in terms of 8”-equivalent wafers, representing nearly 5% sequential capacity growth. The capacity of TSMC’s own fabs grew 5% sequentially, to 877k pcs/quarter from 834k pcs in the previous quarter. The sequential capacity growth rate from WaferTech and SSMC was 1%.

Although VIS (Vanguard International Semiconductor) had committed 85k pcs/quarter capacity to TSMC during 2Q03, TSMC is not obligated to undertake any of VIS’ capacity. Therefore, total managed capacity by TSMC excludes VIS’ capacity commitment.

Total TSMC managed capacity is expected to grow 2% to 1,012k pcs in terms of 8”-equivalent wafers in 3Q03.

Taiwan Semiconductor Manufacturing Company, Ltd.

July 24, 2003

III. PROFIT & EXPENSE ANALYSIS

III-1. Gross Profit Analysis

(Amount: NT$ Bn)	2Q03	1Q03	2Q02	QoQ	YoY
COGS	31.6	28.9	27.8	9%	14%
Depreciation	14.0	13.7	13.0	2%	8%
Other MFG Cost	17.6	15.2	14.8	15%	19%

Gross Profit	18.4	10.4	16.4	76%	12%

Gross Margin
-TSMC	37%	26%	37%
-TSMC w/o affiliates	41%	29%	42%

Gross Profit Analysis:

Gross profit increased NT$8.0 billion to NT$18.4 billion. Gross margin improved to 37% from 26% in 1Q03. The increase in gross margin was primarily due to the increase in capacity utilization to 90% at TSMC’s own fabs in 2Q03.

Excluding wafers manufactured by TSMC affiliates, the gross margin from TSMC’s manufacturing activities would have been 41%, up from 29% in the previous quarter.

III-2. Operating Expense Analysis

(Amount: NT$ Bn)	2Q03	1Q03	2Q02	QoQ	YoY

Total Op. Exp.	5.0	4.2	4.4	20%	13%

Gen’l Admin.	1.6	1.4	1.5	12%	8%

Selling & Mkting	0.4	0.3	0.3	31%	25%

R&D	3.1	2.5	2.7	23%	14%

Operating Expenses:

Operating expenses rose 20% sequentially. General Administration and Selling & Marketing expenses increased due to business activity growth. R&D expenditures were 23% higher sequentially reflecting continued development activities in 90nm and 65nm technologies and 12” wafer manufacturing processes.

III-3. Non-Operating Items & Investment

(Amount: NT$ Bn)	2Q03	1Q03	2Q02	QoQ	YoY
Non-Operating Items	(1.6)	(0.5)	(0.2)	216%	681%
Net Int. Inc./(Exp.)	(0.3)	(0.3)	(0.3)	-16%	-18%
Other Non-Ops.	(1.3)	(0.2)	0.1	610%	—

Invest. Inc./(Loss)	0.8	(1.5)	(0.8)	—	—
WaferTech*	0.2	(0.6)	0.3	—	-34%
SSMC	(0.2)	(0.3)	(0.3)	-13%	-24%
Vanguard	0.0	(0.2)	(0.2)	—	—
Misc.	0.8	(0.4)	(0.6)	—	—

* Operation results only; does not include depreciation of impaired assets.

Non-Operating Items & Investment:

The sum of Non-Operating Items and Investments improved from a loss of NT$2.0 billion in 1Q03 to the loss of NT$0.8 billion in this quarter. The Non-Operating losses worsened to NT$1.6 billion in this quarter primarily due to a one-time write-off of certain idle assets in the amount of NT$1.2 billion. Investment performance improved sequentially from a loss of NT$1.5 billion to a gain of NT$0.8 billion, attributable to the general improvement of business operation in subsidiaries/affiliates and to capital gains from the disposal of equities from venture capital investments.

Taiwan Semiconductor Manufacturing Company, Ltd.

July 24, 2003

IV. FINANCIAL CONDITION REVIEW:

IV-1. Liquidity Analysis

(Amount: NT$ Bn)	2Q03	1Q03	2Q02
Cash & S-T Investments	69.6	67.4	66.4
Accounts Receivable	25.0	17.6	20.7
Inventory	11.4	10.2	11.7
Total Current Assets	111.0	103.0	106.4

Accounts Payable	22.0	20.3	31.5
Total Current Liabilities	22.0	20.3	40.5

Current Ratio (x)	5.1	5.1	2.6

Net Working Capital	89.0	82.6	65.9

Liquidity Analysis:

Total Current Assets were NT$8.0 billion higher on a sequential basis, mainly attributable to the higher levels of Accounts Receivable. The Company’s current ratio was kept flat at 5.1x, the same as in the previous quarter.

During the quarter, TSMC redeemed NT$13.0 billion preferred shares and paid accrued dividends of NT$0.5 billion. Liquidity strength remains intact after the payout.

Net working capital of NT$89.1 billion was NT$6.4 billion greater than that in the first quarter, a result of stronger operating cash flows and higher Accounts Receivable from increased business activities.

Receivable/Inventory Days Trend:

Turnover of Receivables increased marginally to the equivalent of 44 days revenue compared with 42 days last quarter due tostrong sales performance during the quarter.

Inventories also increased marginally to the equivalent of 39 days cost-of-goods sold versus 37 days in the previous quarter. The increases are mostly in WIPs, reflecting higher wafer shipments scheduled for the early part of the third quarter.

IV-3 Debt Service

(Amount: NT$ Bn)	2Q03	1Q03	2Q02
Cash & S-T Investments	69.6	67.4	66.4

S-T Credit Instruments	0.0	0.0	9.0
Bonds Payable	35.0	35.0	35.0
Total Debt	35.0	35.0	44.0

Net Cash Reserves	34.6	32.4	22.4

Debt Service:

The net cash reserves (the excess of cash and equivalents over interest-bearing debt) increased NT$2.2 billion in 2Q03 after the preferred share redemption, reflecting TSMC’s consistently strong operating cash flow.

Total debt remained unchanged at NT$35bn.

Taiwan Semiconductor Manufacturing Company, Ltd.
July 24, 2003	Page 6

V. CASH FLOW & CAPEX

V-1. Cash Flow Analysis

	2Q03	1Q03	2Q02
(Amount: NT$ Bn)
Net Income	11.7	4.4	9.3
Deprec. & Amort.	15.5	15.4	14.0
Other Op Sources/(Uses)	(4.1)	0.4	1.4

Total OP Sources/(Uses)	23.1	20.1	24.8

Net Investing Sources/(Uses)	(10.4)	(10.3)	(15.8)

Net Financing Sources/(Uses)	(13.7)	(4.0)	(0.9)

Net Cash Position Changes	(0.9)	5.8	8

Summary Cash Flow Analysis:

During 2Q03, TSMC generated NT$23.1 billion Operating Cash Inflow due mainly to higher Net Income. This was offset by NT$4.1 billion in Other Operating Uses, mainly increases of working capital as a result of higher Accounts Receivable and Inventory.

Net cash used in investing activities totaled NT$10.4 billion, including acquisitions of fixed assets in the amount of NT$7.2 billion and short-term investment of NT$3.1 billion. Net Financing Uses of NT$13.7 billion reflects the redemption of preferred shares and associated dividends.

TSMC ended the quarter with NT$0.9 billion less cash but NT$3.1 billion more short-term investment than the previous quarter. In other words, the Cash & Short-Term Investment was NT$2.2 billion higher sequentially.

Operating Cash Flow Trend:

Operating cash flow of NT$23.1 billion was 15% higher than in the previous quarter, largely due to stronger cash inflows, such as net income and depreciation, that were partially offset by net increases in working capital.

V-3. Capital Expenditure

	2Q03	1Q03	2Q02
CapEx (NT$Bn)	7.2	9.1	10.4
CapEx (US$M)	206	261	309

Estimated 2003 capital expenditure:

Near the mid-point of the US$1.0 - 1.5 billion range.

Capital Spending:

TSMC’s capital expenditures during the quarter totaled US$206 million, 21% lower than in the previous quarter. Most of the spending was for capacity ramp up in Fab-6 and Fab-12.

TSMC remains fully committed to providing capacity that meets both the fabrication and technological needs of its customers. The Company intends, however, to manage capacity in accordance with the strength of actual and sustainable demand so as to meet its return objectives for shareholders.

Taiwan Semiconductor Manufacturing Company, Ltd.
July 24, 2003	Page 7

VI. RECAP OF RECENT IMPORTANT EVENTS & ANNOUNCEMENTS

•	TSMC Announced Its Stock Dividend Details for Common Shares and ADSs Which Went Ex-Dividend on July 7 (06/23)
•	TSMC Board Approved TSMC’s Sponsorship of Secondary Offering of up to 90 million ADSs; Which Was Priced at US$10.40 Per Share on July 9 (06/03)
•	TSMC Board of Directors Re-elects Dr. Morris Chang as Chairman (06/03)
•	TSMC Addresses Nanometer Design Challenges With Foundry Industry’s First Dual-Track Reference Flow (06/02)
•	TSMC Employs Cadence Encounter Platform in New TSMC Reference Flow 4.0 (06/02)
•	TSMC and Synopsys Advance Nanometer-Scale Design With Delivery of 4.0 Reference Flow (06/02)
•	TSMC Unveils the Foundry Industry’s First Free IP Prototyping Program (04/22)
•	TSMC Leads Industry in Production of 0.13-um FSG and Low-K Products (04/17)

Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

Attachment A

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of June 30, 2003 and 2002

(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD)) (1)

	Jun. 30, 2003			Jun. 30, 2002		YoY
ASSETS	USD	NTD	%	NTD	%	Move	Inc (Dec)%
Cash	1,923	66,546	18.3	66,386	17.7	160	0.2
Short Term Investment	88	3,054	0.8	0	0.0	3,054	—
Accounts Receivable	722	24,990	6.9	20,726	5.5	4,263	20.6
Inventories	328	11,356	3.1	11,701	3.1	(346)	(3.0)
Other Current Assets	147	5,074	1.4	7,551	2.0	(2,477)	(32.8)

Total Current Assets	3,208	111,019	30.6	106,364	28.4	4,655	4.4

Long Term Investment	1,015	35,122	9.7	36,714	9.8	(1,592)	(4.3)

Fixed Assets	11,982	414,710	114.3	375,773	100.2	38,937	10.4
Less Accumulated Depreciation	(6,325)	(218,915)	(60.3)	(164,540)	(43.9)	(54,376)	33.0

Net Fixed Assets	5,657	195,794	54.0	211,233	56.3	(15,439)	(7.3)

Other Assets	604	20,917	5.8	20,669	5.5	247	1.2

Total Assets	10,483	362,852	100.0	374,980	100.0	(12,128)	(3.2)

LIABILITIES
Accounts Payable & Accrued Liabilities	635	21,974	6.1	31,485	8.4	(9,511)	(30.2)
Current Portion of Bonds Payable	0	0	0.0	9,000	2.4	(9,000)	(100.0)

Total Current Liabilities	635	21,974	6.1	40,485	10.8	(18,511)	(45.7)

Bonds Payable	1,011	35,000	9.6	35,000	9.3	0	0.0
Other Long Term Liabilities	220	7,617	2.1	10,331	2.8	(2,714)	(26.3)

Total Liabilities	1,866	64,591	17.8	85,816	22.9	(21,225)	(24.7)

SHAREHOLDERS’ EQUITY
Capital Stock	5,380	186,229	51.3	199,229	53.1	(13,000)	(6.5)
Entitlement Certificate	475	16,437	0.0	0	0.0	16,437	—
Capital Surplus	1,642	56,841	15.7	57,005	15.2	(164)	(0.3)
Legal Reserve	601	20,802	5.7	18,641	5.0	2,161	11.6
Special Reserve	2	69	0.0	0	0.0	69	—
Retained Earnings	551	19,058	5.3	16,438	4.4	2,620	15.9
Treasury Stock	(56)	(1,922)	(0.5)	(1,915)	(0.5)	(7)	0.4
Unrealized loss on long-term investments	(0)	(8)	(0.0)	0	0.0	(8)	—
Cumulated Translation Adjustment	22	755	0.2	(234)	(0.1)	989	—

Total Equity	8,617	298,262	77.7	289,164	77.1	9,097	3.1

Total Liabilities & Shareholders’ Equity	10,483	362,852	95.5	374,980	100.0	(12,128)	(3.2)

Note : (1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$34.61 per U.S. dollar at the end of June, 2003.

Attachment B

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended June 30, 2003

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2003		% of Sales	2Q 2002 (2)	YoY Inc(Dec)%	2Q 2003		% of Sales	1Q 2003	QoQ Inc(Dec)%
	USD	NTD		NTD		USD	NTD		NTD
Net Sales	1,437	49,922	100.0	44,182	13.0	1,437	49,922	100.0	39,325	26.9
Cost of Sales	(909)	(31,571)	(63.2)	(27,759)	13.7	(909)	(31,571)	(63.2)	(28,939)	9.1

Gross Profit	528	18,351	36.8	16,423	11.7	528	18,351	36.8	10,386	76.7

Operating Expenses
General and Administrative Expenses	(45)	(1,563)	(3.1)	(1,452)	7.6	(45)	(1,563)	(3.1)	(1,395)	12.0
Selling and Marketing Expenses	(11)	(371)	(0.7)	(298)	24.6	(11)	(371)	(0.7)	(284)	30.8
Research and Development Expenses	(89)	(3,077)	(6.2)	(2,698)	14.1	(89)	(3,077)	(6.2)	(2,512)	22.5

Total Operating Expenses	(144)	(5,011)	(10.0)	(4,448)	12.7	(144)	(5,011)	(10.0)	(4,191)	19.6

Income from Operations	384	13,340	26.7	11,976	11.4	384	13,340	26.7	6,195	115.3

Net Non-operating Income (Expenses)	(45)	(1,578)	(3.2)	(202)	680.3	(45)	(1,578)	(3.2)	(499)	216.6
Investment Gain (Loss)	23	810	1.6	(787)	—	23	810	1.6	(1,516)	—

Income before Income Tax	362	12,572	25.2	10,986	14.4	362	12,572	25.2	4,180	200.8

Income Tax Credit (Expenses)	(24)	(842)	(1.7)	(1,677)	(49.8)	(24)	(842)	(1.7)	178	—

Net Income	338	11,730	23.5	9,310	26.0	338	11,730	23.5	4,358	169.2

Diluted Earnings Per Ordinary Share (3)	0.02	0.58		0.45	26.8	0.02	0.58		0.21	174.7

Earnings Per ADR (4)	0.08	2.87		2.27		0.08	2.87		1.05
Weighted Average Outstanding Shares (‘M) (5)		20,221		20,221			20,221		20,221

Note:	(1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD34.74 per U.S. dollar for the second quarter of 2003.
	(2)	Certain accounts in the financial statement for the three months ended June 30, 2002 have been reclassified to conform to the financial statements for the three months ended June 30, 2003.
	(3)	EPS calculation is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5%.
	(4)	1 ADR equals 5 ordinary shares.
	(5)	Total weighted average outstanding shares were 20,221,270K shares for 2Q03 and 20,220,853K shares for 2Q02 after the retroactive adjustments for stock dividends and changes in treasury stocks. Similiary, adjustments were also made total weighted average outstanding shares for 1Q03 ( 20,221,258K shares after adjustments).

Attachment C

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Six Months Ended June 30, 2003 and 2002

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding)

	6 months ended June 30
	2003 USD	2003 NTD	% of Sales	2002 NTD	YoY Inc(Dec)%
Net Sales	2,571	89,247	100.0	79,972	11.6
Cost of Sales	(1,743)	(60,510)	(67.8)	(51,522)	17.4

Gross Profit	828	28,737	32.2	28,450	1.0

Operating Expenses
General and Administrative Expenses	(85)	(2,958)	(3.3)	(2,460)	20.3
Selling and Marketing Expenses	(19)	(655)	(0.7)	(595)	10.1
Research and Development Expenses	(161)	(5,589)	(6.3)	(5,237)	6.7

Total Operating Expenses	(265)	(9,203)	(10.3)	(8,292)	11.0

Income from Operations	563	19,535	21.9	20,157	(3.1)

Net Non-operating Expenses	(60)	(2,077)	(2.3)	(420)	394.3
Investment Loss	(20)	(705)	(0.8)	(1,733)	(59.3)

Income before Income Tax	483	16,752	18.8	18,004	(7.0)

Income Tax Credit (Expenses)	(19)	(665)	(0.7)	(2,107)	(68.5)

Net Income	463	16,088	18.0	15,897	1.2

Diluted Earnings Per Ordinary Share (2)	0.02	0.79		0.77

Earnings Per ADR (3)	0.11	3.93		3.87

Weighted Average Outstanding Shares (‘M) (4)		20,221		20,221

Note:	(1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 34.72 per U.S. dollar for the first six months of 2003.
	(2)	EPS calculation is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5%.
	(3)	1 ADR equals 5 ordinary shares.
	(4)	Total weighted average outstanding shares were 20,221,270K shares for 1H03 and 20,220,853K shares for 1H02 after the retroactive adjustments for stock dividends and changes in treasury stocks.

Attachment D

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2003 and 2002

(Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD)) (1)

	6 months 2003		6 months 2002
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	463	16,088	15,897
Depreciation & Amortization	888	30,840	26,887
Investment Loss Recognized by Equity Method	20	705	1,733
Loss(Gain) on sale of long-term investments	(0)	(0)	2
Deferred Tax on Investment Tax Credit	15	535	2,101
Changes in Working Capital & Others	(142)	(4,917)	(862)

Net Cash Provided from Operating Activities	1,246	43,251	45,758

Cash Flows from Investing Activities:
Increase in Short-Term Investments	(88)	(3,054)
Acquisition of Fixed Assets	(467)	(16,208)	(16,956)
Proceeds from Disposal of Properties	4	132	439
Decrease in Deposit out	5	168	195
Increase in Long-Term Investments	(29)	(1,015)	(8,856)
Proceeds from Sales of Long-Term Stock Investments	0	1	1
Increase in Deferred Assets	(20)	(711)	(1,419)
Decrease in Other assets	0	9	0

Net Cash Used in Investing Activities	(596)	(20,679)	(26,597)

Cash Flows from Financing Activities:
Increase (Decrease) in Bonds Payable	(115)	(4,000)	15,000
Increase (Decrease) in Guarantee Deposits & Others	(5)	(170)	(590)
Decrease in Preferred shares	(374)	(13,000)	0
Cash Dividend—Preferred Shares	(13)	(455)	(455)
Bonus paid to Directors and Supervisors	(2)	(58)	(134)

Net Cash Provided from (Used in) Financing Activities	(509)	(17,683)	13,821

Net Increase (Decrease) in Cash and Cash Equivalents	141	4,889	32,982

Cash and Cash Equivalents at Beginning of Period	1,776	61,657	33,404

Cash and Cash Equivalents at End of Period	1,917	66,546	66,386

Note:	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD34.72 per U.S. dollar for the first six months of 2003.

[LOGO]

TSMC

2003 Second Quarter Results

Investor Conference

July 24th, 2003

Empowering Innovation

Agenda

- Welcome
- 2Q'03 Financial Results (unconsolidated) — Harvey Chang
- Remarks — Morris Chang
- Q&A — Morris Chang et. al.

Empowering Innovation

[LOGO]

Agenda

• Welcome

• 2Q’03 Financial Results	Harvey Chang

(unconsolidated)

• Remarks	Morris Chang

• Q&A	Morris Chang et. al.

Empowering Innovation

[LOGO]

Safe Harbor Notice

•	TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

•	Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 23, 2003.

Empowering Innovation

[LOGO]	2Q 2003 Result Highlights

Amount:NT$Billion	2Q’03 Amount	1Q’03 Amount	2Q’02 Amount
Net Sales	49.92	39.33	44.18

Net Income	11.73	4.36	9.31

EPS (NT$)	0.58	0.21	0.45
Cash and ST Investments	69.60	67.45	66.39
LT Debt	35.00	35.00	35.00
Shareholders’ Equity	298.26	299.88	289.16
Wafers Shipped (Kpcs)	887	694	719
Utilization Rate* = Commercial Wafer Out / Installed Capacity
– TSMC Fabs	90%	70%	89%
– TSMC Subsidiary/Affiliates **	75%	61%
– TSMC Fabs + Subsidiary/Affiliates **	88%	69%

*	Starting 1Q03 calculation of Utilization rate excludes engineering wafers.
**	Figures exclude Vanguard.

Empowering Innovation

[LOGO]	2Q03 Income Statement – YoY Comparison

TSMC w/o Affiliates
NT$Billion	2Q’03		2Q’02
Net Sales	43.9	100%	39.1	100%
COGS	(25.9)	-59%	(22.8)	-58%

Gross Profit	18.1	41%	16.3	42%
	2Q’03		2Q’02		YoY
Amount:NT$Billion	Amount	%	Amount	%	%
Net Sales	49.92	100%	44.18	100%	13%
COGS	(31.57)	-63%	(27.76)	-63%	14%

Gross Profit	18.35	37%	16.42	37%	12%
Operating Expense	(5.01)	-10%	(4.45)	-10%	13%

Operating Income	13.34	27%	11.98	27%	11%
Net Non-operating Income (Exp.)	(1.58)	-3%	(0.20)	0%	681%
Investment Income (Loss)	0.81	2%	(0.79)	-2%	—

Income before Tax	12.57	25%	10.99	25%	14%
Income Tax Credit (Exp.)	(0.84)	-2%	(1.68)	-4%	-50%

Net Income	11.73	23%	9.31	21%	26%

EPS (NT$)	0.58		0.45		27%

Empowering Innovation

[LOGO]	2Q03 Income Statement – QoQ Comparison

TSMC w/o Affiliates
NT$Billion	2Q’03		1Q’03
Net Sales	43.9	100%	35.1	100%
COGS	(25.9)	-59%	(25.0)	-71%

Gross Profit	18.1	41%	10.1	29%
	2Q’03		1Q’03		QoQ
Amount:NT$Billion	Amount	%	Amount	%	%
Net Sales	49.92	100%	39.33	100%	27%
COGS	(31.57)	-63%	(28.94)	-74%	9%

Gross Profit	18.35	37%	10.39	26%	77%
Operating Expense	(5.01)	-10%	(4.19)	-11%	20%

Operating Income	13.34	27%	6.20	16%	115%
Net Non-operating Income (Exp.)	(1.58)	-3%	(0.50)	-1%	216%
Investment Income (Loss)	0.81	2%	(1.52)	-4%	—

Income before Tax	12.57	25%	4.18	11%	201%
Income Tax Credit (Exp.)	(0.84)	-2%	0.18	0%	—

Net Income	11.73	23%	4.36	11%	169%

EPS (NT$)	0.58		0.21		175%

Empowering Innovation

[LOGO]	Balance Sheet & Key Ratios

Amount:NT$Billion	2Q’03		1Q’03		2Q’02
Balance Sheet	Amount	%	Amount	%	Amount	%
Cash & ST Investments	69.6	19.2%	67.4	18.6%	66.4	17.7%
Accounts Receivable	25.0	6.9%	17.6	4.8%	20.7	5.5%
Inventories	11.4	3.1%	10.2	2.8%	11.7	3.1%
LT Debt	35.0	9.6%	35.0	9.6%	35.0	9.3%
Equity	298.3	82.2%	299.9	82.6%	289.2	77.1%
Total Assets	362.9	100.0%	363.3	100.0%	375.0	100.0%
Key Ratios
A/R Turnover Days	44		42		46
Inventory Turnover Days	39		37		43
ROE *	15.7%		5.9%		13.0%
ROA *	13.3%		5.2%		10.7%

*	Annualized figures

Empowering Innovation

[LOGO]	Cash Flow

Amount:NT$Billion Cash Flow	2Q’03 Amount	1Q’03 Amount	2Q’02 Amount
From Operation	23.1	20.1	24.8
– Net Profit	11.7	4.4	9.3
– Depreciation & Amort.	15.5	15.4	14.0
From Investment	(10.4)	(10.3)	(15.8)
– Capital Expenditure	(7.2)	(9.1)	(10.4)
From Financing	(13.7)	(4.0)	(0.9)
– Redemptions of Preferred Stocks	(13.5)	0.0	0.0

Empowering Innovation

[LOGO]	Inventory Analysis

Amount:NT$Million	2Q’03 Amount	1Q’03 Amount	QoQ
			Amount	%
Finished Goods	1,247	1,748	(501)	-28.7%
Raw Material, WIP & Others	10,109	8,430	1,679	19.9%

Total Inventory	11,356	10,178	1,178	11.6%

Inventory Turnover Days	39	37	1.3	3.6%

Empowering Innovation

Sales Breakdown by Technology

100%
75%
50%
25%
0%
2Q02
3Q02
4Q02
1Q03
2Q03
1
29
22
23
14
11
5
20
23
27
13
12
8
24
21
25
11
11
11
21
21
24
12
11
17
21
24
20
9
9
0.13u-
0.15u
0.18u
0.25u
0.35u
0.50u+

Empowering Innovation

[LOGO]

Sales Breakdown by Technology

[BAR CHART]

	2Q02	3Q02	4Q02	1Q03	2Q03
0.50u+	11%	12%	11%	11%	9%
0.35u	14%	13%	11%	12%	9%
0.25u	23%	27%	25%	24%	20%
0.18u	22%	23%	21%	21%	24%
0.15u	29%	20%	24%	21%	21%
0.13u-	1%	5%	8%	11%	17%

Empowering Innovation

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
2Q02
3Q02
4Q02
1Q03
2Q03
3
3
23
26
45
5
3
22
34
36
5
3
18
35
39
6
2
13
38
41
5
2
16
34
43

Empowering Innovation

[LOGO]

Sales Breakdown by Application

[BAR CHART]

	2Q02	3Q02	4Q02	1Q03	2Q03
Computer	45%	36%	39%	41%	43%
Communications	26%	34%	35%	38%	34%
Consumer	23%	22%	18%	13%	16%
Memory	3%	3%	3%	2%	2%
Others	3%	5%	5%	6%	5%

Empowering Innovation

Sales Breakdown by Geography

US
Asia
Europe
Japan
100%
75%
50%
25%
0%
6
3
12
79
6
5
13
76
5
5
14
76
6
5
13
76
7
4
12
77
2Q02
3Q02
4Q02
1Q03
2Q03

Empowering Innovation

[LOGO]

Sales Breakdown by Geography

[BAR CHART]

	2Q02	3Q02	4Q02	1Q03	2Q03
US	79%	76%	76%	76%	77%
Asia	12%	13%	14%	13%	12%
Europe	3%	5%	5%	5%	4%
Japan	6%	6%	5%	6%	7%

Note: This chart does not reflect the actual shipment destination of sales.

Empowering Innovation

Sales Breakdown by Customer

Fabless
IDM
System
100%
75%
50%
25%
0%
1
26
73
1
35
64
1
31
68
0
32
68
1
26
73
2Q02
3Q02
4Q02
1Q03
2Q03

Empowering Innovation

[LOGO]

Sales Breakdown by Geography

[BAR CHART]

	2Q02	3Q02	4Q02	1Q03	2Q03
Fabless	73%	64%	68%	68%	73%
IDM	26%	35%	31%	32%	26%
System	1%	1%	1%	0%	1%

Empowering Innovation

Fab Utilization and ASP Trend

ASP/8" Equiv.*
(US$)
TSMC, WaferTech & SSMC
TSMC Only
ASP Line
Out Utilization **
(%)
2000
1500
1000
500
0
100
90
80
70
60
50
40
30
20
10
0
70
68
88
89
84
87
66
69
69
70
88
90
Q1
Q2
Q3
Q4
Q1
Q2
2002
2003

Empowering Innovation

[LOGO]

Fab Utilization and ASP Trend

[GRAPHIC]

*	Average for all Wafers; ASP varies by technology and wafer size
**	Starting 1Q03 calculation of utilization rate excludes engineering wafers.

Empowering Innovation

[LOGO]

Installed Capacity by FAB

FAB	Wafer Size	2Q03 (Est.)	2Q03(Act.)	3Q03(Est.)
Fab-2 [2]	6”	212	216	223
Fab-3 [1]	8”	202	202	203
Fab-5	8”	106	106	111
Fab-6	8”	170	170	172
Fab-7	8”	64	58	44
Fab-8	8”	170	170	178
Fab-12 [2]	12”	22	22	28

Total TSMC-Owned		881	877	896
(8” Equivalent Kpcs)
Wafer Tech	8”	88	88	89
VIS [3]	8”	85	n/a	n/a
SSMC	8”	24	25	27

Total TSMC-Managed		1,078	990	1,012
(8” Equivalent Kpcs)

Note:

1.	Fabs 3 and 4 were consolidated into a single fab during 1Q02.
2.	6”-wafer is converted into 8”-equivalent wafer by dividing by 1.78; 12”-wafer by multiplying by 2.25.
3.	TSMC is not obligated to engage VIS’s capacity.

Empowering Innovation

[LOGO]

Recap of Recent Major Events

➢	TSMC Announced its Stock Dividend Details for Common Shares and ADSs Which Went Ex-Dividend on July 7 (06/23)

➢	TSMC Board Approved TSMC’s Sponsorship of Secondary Offering of up to 90 million ADSs; Which was Priced at US$10.4 per Share on July 9 (06/03)

➢	TSMC Board of Directors Re-elects Dr. Morris Chang as Chairman (06/03)

➢	TSMC Addresses Nanometer Design Challenges with Foundry Industry’s First Dual-Track Reference Flow (06/02)

➢	TSMC Employs Cadence Encounter Plateform in New TSMC Reference Flow 4.0 (06/02)

➢	TSMC and Synopsys Advance Nanometer-Scale Design with Delivery of 4.0 Reference Flow (06/02)

➢	TSMC Unveils the Foundry Industry’s First Free IP Prototyping Program (04/22)

➢	TSMC Leads Industry in Production of 0.13-um FSG and Low-K Products (4/17)

Empowering Innovation

[LOGO]

3Q03 Guidance

➢	Wafer shipments to grow by a mid to high single digit percentage point on a sequential basis

➢	ASP to hold firm with potential to improve sequentially

➢	Revenues from advanced-process technologies to account for about two-thirds of total wafer sales

➢	Both overall utilization rate, including WaferTech and SSMC, and utilization rate at TSMC fabs will be higher than 90 percent

➢	Demand should improve in consumer and communications and decline in computers

➢	2003 capital expenditure is expected to be near the mid point of the US$1.0 billion to US$1.5 billion range

Empowering Innovation